BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°358, of January 3, 2002, communicates, to its shareholders and to the market in general, that all matters set forth in the agenda of the Ordinary and Extraordinary Shareholders’ Meeting held today ("OESM") at the headquarters of the company were approved by the majority of the shareholders attending the meeting. The OESM registered a significant attendance quorum, with participation of 84.5% of the shareholders of the Company. In addition to the election of Mr. Abílio dos Santos Diniz as Chairman of the Board of Directors, the following members were also elected for a term of office of 2 (two) years: Messrs. Francisco Petros Oliveira Lima Papathanasiadis (Vice President), Carlos da Costa Parcias Jr. (independent member), Flavia Buarque de Almeida (independent member), José Aurelio Drummond Jr. (independent member) José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan (independent member), Marcos Grasso Guimarães (independent member), Walter Fontana Filho (independent member) and Walter Malieni Jr. Furthermore, the following members were also elected for the Fiscal Council with a term of office ending on the next Ordinary Shareholders’ Meeting of the Company: Mr. Attílio Guaspari, and his substitute, Mrs. Susana Hanna Stiphan Jabra, Mr. Marcus Vinicius Dias Severini, and his substitute, Mr. Marcos Tadeu de Siqueira, and Mr. Antônio Carlos Rovai, and his substitute, Mrs. Doris Beatriz França Wilhelm.

São Paulo, April 26, 2017

Pedro de Andrade Faria
Global Chief Executive, Financial and Investor Relations Officer